Exhibit 12

KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2008
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$866.3	$970.2
Add:
Fixed charges	356.2	343.5
Amortization of capitalized interest	2.8	2.0
Distributed income of equity investees	153.1	114.9
Less:
Interest capitalized from continuing operations	(28.6)	(29.7)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.1)	(0.2)
Income as adjusted	$1,349.7	$1,400.7

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$342.5	$328.2
Add:
Portion of rents representative of the interest factor	13.7	15.3
Fixed charges	$356.2	$343.5

Ratio of earnings to fixed charges	3.79	4.08